

Mail Stop 4561

January 25, 2018

Derek Dubner
Chief Executive Officer
Red Violet, Inc.
2650 North Military Trail, Suite 300
Boca Raton, FL 33431

> **Re: Red Violet, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form 10**
> **Submitted January 9, 2018**
> **CIK No. 0001720116**

Dear Mr. Dubner:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 1, 2017 letter.

<u>Business</u>

<u>Concentration of Suppliers, page 44</u>

1.   We note the disclosure you have added in this section in response to prior comment 3 regarding your contract with your largest data supplier. The identity of this principal supplier appears to be material and should be disclosed. Please revise. See Item 101(h)(4)(v) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Use and Reconciliation of Non-GAAP Financial Measures, page 51

2.   Please tell us how you determined that litigation costs included in your adjusted EBITDA calculations are non-recurring in nature. Alternatively, revise to remove the reference to non-recurring in this line item description. Refer to Item 10(e)(1)(ii)(B) of Regulation S-K and Question 102.03 of the Non-GAAP Compliance and Disclosure Interpretations.

        You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Attorney-Advisor, at (202) 551-3334 or, in his absence, the undersigned at (202) 551-3453. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                        Sincerely,

                                        /s/ Jan Woo

                                        Jan Woo
                                        Legal Branch Chief
                                        Office of Information Technologies
                                        and Services

cc: Josh Weingard, Esq.
        Corporate Counsel and Secretary
        Cogint, Inc.